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                                                               EXHIBIT 99(a)(5)

To: Progenics Employees

Today, Progenics is announcing an important and exciting opportunity for all employees who have Progenics Pharmaceuticals, Inc. employee stock options.

As you know, the equity markets have been incredibly volatile this past year. So much that even the best of the best companies have not been insulated from unforeseen dramatic movements in stock price. The NASDAQ overall, as well as the Biotechnology sector as a group has seen a dramatic downturn from their respective 52-week highs.

The management team at Progenics recognizes that the stock option program is a valuable program to employees and that the overall market environment has left many of your options with exercise prices much higher than the current trading range of our stock price.

In response to this unusual situation, we are announcing the Progenics Employee Stock Option Exchange Program. This voluntary program allows Progenics employees who are not members of the board of directors, who received a grant of options to purchase shares of our common stock on January 1, 2000 and January 7, 2000, and, solely with regard to those employees hired on or after January 1, 2000, but on or before February 28, 2001, who received an option grant on such employees' original hire date, to cancel existing options and exchange them for new options that will be granted no earlier than 6 months and 1 day from the date of cancellation.

Additionally, if you are an employee of Progenics and were hired on or after January 1, 2000 but on or before February 28, 2001 and you elect NOT to participate in the exchange offer, Progenics will grant you new options to purchase an amount of our common stock equal to 20% of the original amount of your hire date stock option grant.

This is not a stock option re-pricing. A re-pricing would force the company to take a significant charge to earnings and would hinder the Company's earnings growth.

Attached to this Memorandum is a copy of the Offering Statement that details the Employee Stock Option Exchange Program, the possible benefits and risks, and what you need to do if you choose to participate in the program. I encourage you to review the material in detail and consider your decision carefully.

Speaking for all of management, we continue to believe that Progenics' opportunities for growth are better than ever and, as always, want to provide the best ways to reward employees for our execution on those opportunities. I believe that this program is an important indication of our appreciation for the entire Progenics team.


                                       Sincerely,


                                       /S/ PAUL J. MADDON

                                       Paul J. Maddon, M.D., Ph.D.
                                       Chairman, Chief Executive Officer and
                                       Chief Scientific Officer